[Next, Inc. Letterhead]

May 31, 2006

Filed as EDGAR correspondence.

United States Securities and

Exchange Commission

Washington, DC 20549

Re:  Next, Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form SB-2/A (“Registration Statement”)

Registration No. 333-123033

Dear Ladies and Gentlemen:

We hereby apply for the above-referenced Amendment to the Registration Statement to be withdrawn.  The grounds for the withdrawal are as follows:

The Amendment to the Registration Statement was filed incorrectly as a Pre-Effective Amendment on April 28, 2006.  The Form was refiled shortly thereafter as a Post-Effective Amendment on May 5, 2006, making the original filing unnecessary. No securities were sold based on the form of prospectus included in the Registration Statement.

If you have any questions about this application, please call our attorney, Frank M. Williams, at (423) 785-8206.

Sincerely,

/S/ Charles L. Thompson

Charles L. Thompson

Chief Financial Officer of Next, Inc.